Exhibit 19.1

Insider Trading Policy

PURPOSE
This Insider Trading Policy (the “Policy”) has been adopted by the Board of Directors (the “Board of Directors”) of Dollar Tree, Inc. to implement policies and procedures designed to prevent trading in the securities of Dollar Tree, Inc. on the basis of material nonpublic information about Dollar Tree, Inc., its subsidiaries and affiliates (jointly, “we” or the “Company”). It is important that you carefully review and comply with the Policy.
SCOPE
This policy applies to Covered Persons, as defined below, participating in Covered Transaction, as defined below.
“Covered Persons” - This Policy applies to the following persons:
(a)    All officers and directors of the Company;
(b)    Employees of the Company;
(c)    Consultants or independent contractors or anyone else who is in a special relationship with the Company and likely to be in possession of material nonpublic information in which case, we will inform the individuals of their status as Covered Persons;
(d)    Immediate family members, family trusts, partnerships or similar entities over which you or members of your family have control, or whose assets are held for the benefit of you or your immediate family members. Immediate family members are your spouse, parents, grandparents, siblings, children or grandchildren who live in the same household with you, and immediate family members who live elsewhere but whose transactions are directed by you or subject to your control; and
(e)    Other persons whom the Corporate Secretary designates from time to time.
“Covered Transactions” – Covered Transactions include all transactions by Covered Persons in the Company’s securities (collectively referred to as “Dollar Tree Securities”), including common stock, options for common stock and any other securities the Company may issue from time to time, such as preferred stock, warrants, notes, bonds and convertible debentures, as well as derivative securities relating to the Company’s stock, whether or not issued by the Company, such as publicly-traded options and hedging instruments.
It is also the policy of the Company that the Company will not engage in Covered Transactions while aware of material nonpublic information relating to the Company or Dollar Tree Securities.

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What if I’m not sure how the Policy applies to me?
We expect you to contact the Corporate Secretary’s Office for clarification and instructions if you have questions about how the Policy applies to you or a contemplated transaction. Ask first, before trading.
INSIDER TRADING IS PROHIBITED BY LAW
Generally, United States and Canadian securities laws prohibit buying or selling a security of a public company, in breach of a fiduciary duty or other relationship of trust and confidence, while in possession of material nonpublic information about the security or the issuer (“insider trading”). Insider trading violations may also include disclosing material nonpublic information to others who might trade on the basis of such information (“tipping”). Any violation of the insider trading laws could lead to disciplinary action by the appropriate regulatory authorities, including possible fines and/or imprisonment. To that end, this Policy is designed to assist you in complying with these laws and to avoid even the appearance of impropriety. This Policy also reinforces the Company’s commitment to fostering a working environment that upholds the highest ethical standards.
PROHIBITED ACTIVITIES
Except as otherwise permitted in this Policy or by special permission of the Board of Directors, all Covered Persons are prohibited from engaging in any of the following activities:
    Buying or selling any Dollar Tree Securities while in possession of material nonpublic information about the Company even if the Company has not declared a trading blackout;
    Providing material nonpublic information about the Company to any person outside the Company (except third party agents of the Company, such as investment banking advisors, auditors or outside legal counsel, whose positions require them to know such information) or making recommendations for buying or selling Dollar Tree Securities while in possession of material nonpublic information (i.e. tipping);
    Selling Dollar Tree Securities short (i.e. selling securities which you do not own at the time of sale or which you do not deliver after the sale);
    Participating in or trading any publicly-traded puts, calls or other derivative instruments involving Dollar Tree Securities;
    Using Dollar Tree Securities to engage in any hedging activities; or
    Trading in the securities of any other company if you, in the course of working for the Company, learn of material nonpublic information about a company (1) with which the
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Company does business, such as the Company’s distributors, vendors, customers and suppliers, or (2) that is involved in a potential transaction or business relationship with Company; provided, however, that you may engage in transactions in that company’s securities after the information becomes public or is no longer material.
Additionally, except by special permission of the Board of Directors, each director and officer of the Company is prohibited from holding Dollar Tree Securities in a margin account or pledging Dollar Tree Securities as collateral for any other loan.
Each Covered Person is responsible for making sure that he or she complies with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company, the Corporate Secretary, or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.
What is material nonpublic information?
When Information is Considered Material - Information about the Company is material if there is a substantial likelihood that it would be considered important to a reasonable investor in making an investment decision regarding the purchase or sale of the Company’s securities, or if the fact is likely to have a significant effect on the market price of the Company’s securities. Material information can be positive or negative and can relate to virtually any aspect of a company’s business or to any type of security, debt or equity. Examples of the type of information that are material may include but are not limited to:
    Projections of future earnings or losses, or other earnings guidance;
    Changes to previously announced earnings guidance, or the decision to suspend earnings guidance;
    A pending or proposed merger, acquisition or tender offer;
    A pending or proposed acquisition or disposition of a significant asset;
    A pending or proposed joint venture;
    A Company restructuring;
    Significant related party transactions;
    A change in dividend policy, the declaration of a stock split, or an offering of additional securities;
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    Bank borrowings or other financing transactions out of the ordinary course;
    The establishment of a repurchase program for Dollar Tree Securities;
    A change in the Company’s pricing or cost structure;
    Major marketing changes;
    A change in management;
    A change in auditors or notification that the auditor’s reports may no longer be relied upon;
    Development of a significant new product, process, or service;
    Pending or threatened significant litigation, or developments regarding or the resolution of such litigation;
    Significant write-downs in assets or increases in reserves;
    Impending bankruptcy or the existence of severe liquidity problems;
    The gain or loss of a significant distributor, vendor or supplier;
    A significant cybersecurity incident, such as a data breach, or any other significant disruption in the Company’s operations or loss, potential loss, breach or unauthorized access of its property or assets, whether at its facilities or through its information technology infrastructure; or
    The imposition of an event-specific restriction on trading in Dollar Tree Securities or the securities of another company or the extension or termination of such restriction.
When Information is Considered Nonpublic - Information is nonpublic if it has not been publicly disclosed by means of our reports and other filings with the United States Securities and Exchange Commission (“SEC”), or through press releases or other methods of disclosure that are reasonably designed to provide broad, non-exclusionary distribution of the information to the public.

Information is considered public if it has been widely disseminated. Information generally would be considered widely disseminated if it has been disclosed through the newswire services, a broadcast on widely available radio or television programs, publication in a widely available newspaper, magazine or news website, a Regulation FD-compliant conference call, or public disclosure documents filed with the SEC that are available on the SEC’s website. By contrast, information would likely not be considered widely disseminated if it is available only to the
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Company’s employees or a select group of third parties (for example, through meetings with vendors or filings made in regulatory proceedings or in litigation).
To afford the investing public sufficient time to absorb the information, we require any person who possesses material nonpublic information to wait until two full trading days have elapsed after the information has been publicly released before trading. For example, if an announcement were made before the market opens on a Wednesday, you generally would be able to trade when markets open on Friday. The Company generally discloses information to the public via press release, Form 8-K or regular quarterly and annual reports that the Company files with the SEC.
If you are unsure whether information is material or nonpublic, you should consult with the Corporate Secretary.
TRANSACTIONS UNDER COMPANY PLANS
Stock Options – In the United States, this Policy does not apply to the exercise of an employee stock option acquired pursuant to the Company’s plans, or to the exercise of a tax withholding right pursuant to which a person has elected to have the Company withhold shares subject to an option to satisfy tax withholding requirements. This Policy does apply, however, to any sale of Dollar Tree Securities to pay the exercise price of your stock option, including a “cashless exercise” in which your broker sells shares to pay your exercise price. The exercise of a stock option granted by the Company under an equity incentive plan with a cash payment of the exercise price, or surrender of shares of stock to the Company in payment of the exercise price, is not considered trading for purposes of this Policy. However, the stock you acquire when you exercise the stock option will be treated like any other stock and is subject to the trading and other restrictions contained in this Policy.
The Company does not currently issue compensatory stock options or other equity grants to Canadian Covered Persons. In Canada, exercising any stock option or selling Dollar Tree Securities to pay the exercise price of such stock option is prohibited while you are in possession of material nonpublic information and is subject to the trading and other restrictions contained in this Policy.
401(k) Plan – The restrictions in this Policy do not apply to purchases of Dollar Tree Securities in the Company’s 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. This Policy does apply, however, to certain elections you may make under the 401(k) plan, including: (a) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Dollar Tree Securities fund; (b) an election to make an intra-plan transfer of an existing account balance into or out of the Dollar Tree Securities fund; (c) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Dollar Tree Securities fund balance; and (d) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Dollar Tree Securities. It should be noted that sales of Dollar Tree Securities from a 401(k)
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account are also subject to Rule 144, and therefore affiliates should ensure that a Form 144 is filed when required.
Employee Stock Purchase Plan - The restrictions in this Policy do not apply to purchases of Dollar Tree Securities under the Employee Stock Purchase Plan (the “ESPP”) resulting from your periodic payroll contributions to the ESPP under an election you made at the time of enrollment. This Policy does apply, however, to your election to participate in the ESPP for any enrollment period, any changes in your election, and to your sales of Dollar Tree Securities purchased pursuant to the ESPP.
What about gifts?
Gifts of Dollar Tree Securities may include, among other things, donations to a charitable organization or gifts to trusts for estate planning purposes. Whether a gift of Dollar Tree Securities is permissible under the Policy will depend on the facts and circumstances surrounding the gift. As a result, you should consult with the Corporate Secretary’s Office when contemplating a gift. You are required to obtain pre-clearance of the gift if you are subject to the pre-clearance requirements of this Policy. In addition, a pre-planned trading arrangement may be used to make a gift of Dollar Tree Securities.
BLACKOUT WINDOWS
In addition to the general restrictions applicable to all Covered Persons, members of the Regular Blackout Group, as defined below, may not engage in Covered Transactions except during quarterly trading windows (“Trading Windows”). The Corporate Secretary, in consultation with Finance, will determine the appropriate dates for the Trading Windows and notify all members of the Regular Blackout Group. In general, a Trading Window would open at the start of the second trading day following the date of release of the Company’s financial results, whether by press release or by filing the Company’s reports on Form 10-Q or 10-K, as appropriate, with the SEC. A Trading Window would close as determined by the Corporate Secretary, usually fifteen days prior to the end of the Company’s fiscal quarter.
Regular Blackout Group - The “Regular Blackout Group” consists of the directors and executive officers of the Company together with others identified by the Corporate Secretary. Generally, these would include officers at the Company with the title Vice President and above and other employees who routinely have access to quarterly financial information before it is announced. These individuals may only trade during Trading Windows. When special circumstances apply, additional Covered Persons (including employees and contractors) may be designated from time to time (and informed of such status) by the Corporate Secretary’s Office.
What if a Blackout Group Member has no material nonpublic information?
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Regular blackout restrictions apply regardless of any knowledge of material nonpublic information. However, the Company’s Corporate Secretary or the Board of Directors may, at their discretion, grant relief from this prohibition in case of exceptional personal hardship by persons not having material nonpublic information. No exceptions are granted for special blackouts.
Special Blackouts – From time to time, we may decide that certain material nonpublic information may be pending and may not be publicly disclosed. For example, the Company may be engaged in a significant business transaction or there may be inside knowledge of other significant company developments. In those cases, we will instruct affected Covered Persons to refrain from trading pending further notification. Covered Persons who are subject to special blackout are prohibited from trading in Dollar Tree Securities or recommending that any other person trade in Dollar Tree Securities.
The imposition of any special blackout period or the fact that any intended trade has been denied pre-clearance should itself be treated as confidential information and should only be disclosed to those persons with a need to know that information.
Can the Regular Blackout Group take advantage of the “Pre-Planned Trading Arrangement” exception?
In certain circumstances, yes, but only if your plan complies with legal and other requirements and you obtain clearance of your arrangement when it is first established. Even if you do obtain clearance, special blackouts could be imposed which would require you to terminate or suspend your arrangement.
If you are interested in a pre-planned trading arrangement, contact the Corporate Secretary’s Office for more information. The Pre-Planned Trading Plans section of this Policy gives some general information on these arrangements.
Pre-Clearance and Reporting Requirements
Notwithstanding the Trading Windows described above, each member of the Board of Directors and all persons who hold a job title of Vice President and above, together with any others identified by the Corporate Secretary, must notify the Corporate Secretary’s Office in writing prior to participating in a Covered Transaction or gifting Dollar Tree Securities, and certify in writing that he or she is not in possession of material non-public information concerning the Company. Any proposed transaction by these individuals must await clearance in writing before proceeding with any proposed transaction and may be subject to additional approval and reporting procedures established by the Company’s Corporate Secretary. Unless revoked, an approval will normally remain valid until the close of trading two business days following the day on which it
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was granted. If the proposed transaction does not occur during such two-day period, pre-clearance of the proposed transaction must be re-requested. These procedures also apply to transactions by such person’s immediate family members, family trusts, partnerships or similar entities over which such person exercises control. The foregoing functions of the Corporate Secretary will be undertaken by the Chief Executive Officer in the case of proposed transactions by the Corporate Secretary. Proposed transactions by the Chief Executive Officer will require approval by any of (i) the Corporate Secretary; (ii) the Chief Financial Officer or (iii) the Audit Committee of the Board. The existence of these approval procedures does not in any way obligate the Corporate Secretary to approve any transaction. The Corporate Secretary’s pre-clearance is not legal advice and does not constitute a defense against any potential claims of insider trading against any Covered Person.
Section 16 Liability
The members of the Board of Directors and certain officers (currently, our executive officers) (“Section 16 Insiders”) must also conduct their transactions in a manner designed to comply with the “short swing” trading rules of Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The practical effect of these provisions is that officers and directors who purchase and sell, or sell and purchase Dollar Tree Securities within a six-month period must disgorge all profits to the Company whether or not they had any material nonpublic information at the time of the transactions.
Section 16 Insiders are also required to publicly report transactions in the Company’s stock. Trades by Section 16 Insiders are subject to reporting on a Form 4 generally within two business days following the trade date. The Corporate Secretary’s Office provides assistance in preparing and filing the required reports with the SEC; however, Section 16 Insiders retain legal responsibility for the reports and their timely filing. To facilitate timely reporting, all transactions that are subject to Section 16 must be reported to the Company on the same day as the trade date.
PRE-PLANNED TRADING PLANS
Background
Under federal securities laws, Covered Persons are generally prohibited from purchasing or selling Dollar Tree Securities while in possession of material nonpublic information. However, SEC Rule 10b5-1 (“Rule 10b5-1”) creates an important safe harbor for individuals who carefully craft an arrangement for “pre-planned trading” under a written plan, contract or instruction that satisfies the conditions of Rule 10b5-1 (“10b5-1 Plan”). The rule provides a possibility that someone can trade outside of a Trading Window or while in the possession of material nonpublic information without incurring liability, provided that a 10b5-1 Plan has been properly established pursuant to Rule 10b5-1(c).
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The restrictions on trading set forth in this Policy shall not apply to trades made pursuant to an approved 10b5-1 Plan. Entering into a Rule 10b5-1 Plan takes careful planning and coordination between you, the Company and your broker. The requirements of SEC Rule 10b5-1 must be strictly followed. You are strongly encouraged to begin work well in advance of when you plan to put the arrangement into place. Please reach out to the Corporate Secretary’s Office to let us know you will be seeking approval of an arrangement as soon as you know you want to proceed. Do not wait until the Trading Window opens.
Pre-clearance is required to Establish a 10b5-1 Plan.
You must contact the Corporate Secretary’s Office and receive clearance for your 10b5-1 Plan in advance. We will assess your 10b5-1 Plan to determine if it meets the requirements of SEC rules. Only if we approve the plan can you proceed with trading. Otherwise, the Company’s normal trading and other restrictions set forth in this Policy (including blackout restrictions) apply. The Corporate Secretary’s pre-clearance is not legal advice and does not constitute a defense against any potential claims of insider trading against any Covered Person.
What are the requirements for a 10b5-1 Plan?
10b5-1 Plans are subject to (i) the requirements of federal securities law, (ii) review and approval by the Company’s Corporate Secretary, and (iii) the requirements and restrictions of the broker that administers the 10b5-1 Plan for you. In addition to requiring a minimum number of shares in the 10b5-1 Plan, the broker may require giving them adequate prior notice of your intent to enter into an arrangement and meeting various prerequisites as to timing, minimum number of trades, and other factors. Please plan to coordinate with the broker on your intended arrangement. Any Covered Person who wishes to establish a 10b5-1 Plan should be aware of the following requirements:
    The 10b5-1 Plan must be established at a time when you are not aware of any material nonpublic information.
    The 10b5-1 Plan must be in the form of a binding contract, instruction or written plan that does one of the following:
    Expressly specifies the amount (either number of shares or dollar value), price (market price on a particular date, a limit order price, or a particular dollar price), and date (including a range of dates when a limit order is in effect);
    Provides a written formula or algorithm, or computer program, for determining amounts, prices, and dates; or
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    Gives complete authority over trading to an outsider and exercise no subsequent influence over how, when, or whether to effect purchases or sales (the outsider who directs the trades must not be aware of any material nonpublic information).
    The 10b5-1 Plan must be entered into in good faith and not as part of a plan or scheme to evade the prohibitions of Section 10(b) of the Exchange Act and Rule 10b-5, and the person who entered into the contract, instruction or plan has acted in good faith with respect to the contract, instruction or plan.
    Subject to certain exceptions, you may not enter into a new 10b5-1 Plan if you have an outstanding contract, instruction or plan that would qualify for the safe harbor under Rule 10b5-1. As a result, multiple overlapping plans are generally prohibited. Also, unless an exception applies, you may not enter into a contract, instruction or plan to purchase or sell securities as a single transaction more than once in a 12-month period.
Remember, because Rule 10b5-1 is a safe harbor, you will bear the burden of proving that every purchase or sale that occurred when you possessed material nonpublic information was made pursuant to the previously established contract, instruction, or plan.
When can I put a 10b5-1 Plan into effect?
You may only establish a 10b5-1 Plan during a Trading Window and while you do not possess material nonpublic information about the Company at the time the plan is adopted.
Section 16 Insiders will be required to include a representation in the 10b5-1 Plan certifying that, on the date of adoption of a newly adopted or modified 10b5-1 Plan, he or she is not aware of any material nonpublic information about the Company and is adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Section 10(b) of the Exchange Act and Rule 10b-5.
When can trading begin under a 10b5-1 Plan?
After you establish a 10b5-1 Plan, SEC rules require a “cooling off” period before trades can begin under the 10b5-1 Plan. For directors and Section 16 Insiders, the cooling-off period is the later of (i) ninety days after the adoption of the 10b5-1 Plan, or (ii) two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the completed fiscal quarter in which the 10b5-1 Plan was adopted (subject to a maximum of 120 days after adoption of the 10b5-1 Plan). For other Covered Persons who are employees, the cooling-off period is 30 days after adoption of the 10b5-1 Plan.
How flexible can the 10b5-1 Plan be?
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Subject to requirements that may be imposed by the broker, your 10b5-1 Plan can be crafted with a great deal of flexibility as to whether or when you trade, at what price, and how many shares are involved. However, you will not be able to make these trading decisions when you possess material nonpublic information. They must be determined in advance, be subject to some formula or other calculation, or be relinquished to an outside decision maker who does not possess material nonpublic information.
Can I change the 10b5-1 Plan once it is in effect? What about early termination?
A 10b5-1 Plan may be modified only when (i) the person is not aware of any material non-public information about the Company or the securities covered by the 10b5-1 Plan, (ii) the Company’s Trading Window is open and (iii) the insider acts in good faith not as part of a plan or scheme to evade compliance with the securities laws. Representations from Section 16 Insiders are also required when they enter a modified 10b5-1 Plan. For more information about representations, see the section entitled “—When can I put a 10b5-1 Plan into effect?” above. In addition, the first transaction following modification of the 10b5-1 Plan may occur no sooner than the expiration date of a new cooling-off period. For more information about cooling-off periods, see the section entitled “—When can trading begin under a 10b5-1 Plan?” above.
Any modification or change to the amount, price, or timing of purchases or sales of securities under a 10b5-1 Plan is deemed to be a termination of the 10b5-1 Plan and the adoption of a new 10b5-1 Plan. In addition, the Rule 10b5-1 safe harbor may not be available to those who enter into or alter a corresponding or hedging transaction or position with respect to securities traded under the 10b5-1 Plan. Accordingly, there is a substantial risk that modifications or changes to an existing 10b5-1 Plan will result in the loss of the protection of the Rule 10b5-1 safe harbor for any transactions executed thereafter.
10b5-1 Plans must generally not allow for modification to their terms or include an “unforeseen emergency” clause that would allow you to deviate from the 10b5-1 Plan’s specifications, except that you may include a provision in your 10b5-1 Plan to allow for automatic cancellation if the trades would violate SEC regulations, such as Section 16.
We may require the termination or suspension of 10b5-1 Plans during lock-up periods in the event of a merger or acquisition, or during other periods when a lock-up is imposed on insiders.
We discourage other events of modification or termination, as they may weaken the affirmative defense provided by Rule 10b5-1. In rare instances, a 10b5-1 Plan may be terminated or modified with approval from the Corporate Secretary. Any modification, change or termination of an existing 10b5-1 Plan requires careful review and pre-clearance in accordance with this Policy.
Will my 10b5-1 Plan be made public?
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In our periodic reports filed with the SEC, we are required to disclose the adoption or termination of any contract, instruction or written plan for the purchase or sale of securities of the Company by any Section 16 Insider, identify whether the trading arrangement is intended to satisfy the affirmative defense conditions of Rule 10b5-1, and provide a description of the material terms (other than pricing terms) of the trading arrangement. The decision to voluntarily report other plans will be made on a case-by-case basis.
What about SEC filings?
Our officers and directors who file Section 16 reports and/or Form 144 with the SEC when they trade will continue to do so for pre-planned trades. Remember that these filings are public and will reflect trades made during sensitive blackout periods. To comply with SEC rules, persons who file Section 16 reports must check the box on Forms 4 and 5 to indicate whether the trades were made pursuant to a pre-planned trading arrangement intended to satisfy the affirmative defense conditions of Rule 10b5-1, and include the date of adoption of the 10b5-1 Plan in the “Explanation of Responses” portion of the Form.
10b5-1 Plans must be designed to comply with Section 16 and Rule 144 requirements. Covered persons should work with their broker to complete any required Form 144 prior to trading, and all transactions must be timely reported to the Company to ensure proper filing of Section 16 forms.
Will special blackouts affect my 10b5-1 Plan?
In rare circumstances, we may require a halt to all trading by certain individuals, regardless of whether you have a 10b5-1 Plan. If this applies to you, you will be notified in advance and required to terminate or suspend your 10b5-1 Plan.
CONSEQUENCES OF VIOLATING INSIDER TRADING LAWS OR THIS POLICY
The consequences of violating the securities laws or this Policy can be severe. They include the following:
Civil and criminal penalties. If you violate the insider trading laws, you may be subject to:
    civil penalties
    criminal fines
    imprisonment.
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In addition, the Company and/or the supervisors of a person who violates these laws may also be subject to civil or criminal penalties if they did not take appropriate steps to prevent illegal trading.
The size of the transaction or the amount of profit received need not be significant to result in prosecution. The SEC has the ability to monitor even the smallest trades, and the SEC performs routine market surveillance. Brokers and dealers are required by law to inform the SEC of any possible violations by people who may have material nonpublic information. The SEC aggressively investigates suspicious trading regardless of the dollar amount involved.
Company discipline. If you violate this Policy, you may be subject to disciplinary action by the Company, including termination for cause. A violation of this Policy is not necessarily the same as a violation of law and we may determine that specific conduct violates Policy, whether or not such conduct also violates the law. We are not required to await the filing or conclusion of a civil or criminal action against an alleged violator before taking any disciplinary action.
Reporting of violations. Any employee, officer or director who violates this Policy or any federal or state laws governing insider trading or tipping or knows of any such violation by any other employee, officer or director, must report the violation immediately to the Corporate Secretary at corpsecy@dollartree.com or Integrity Matters at IntegrityMatters@dollartree.com or https://integritymatters.dollartree.com.
CONTACT INFORMATION
The Board of Directors has overall responsibility for this Policy. It has delegated day-to-day administration to the Corporate Secretary and his designees. If you have questions about this Policy or its application to any proposed transaction, please contact the Chief Legal Officer.

Policy Owner: Chief Legal Officer
Last Revision Date: December 18, 2024
Dollar Tree, Inc. - Insider Trading Policy